SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)
(Amendment No. 1)*

Nyer Medical Group, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

670711100
(CUSIP Number)

Lucille Curry
Michael Curry
D.A.W., Inc.
13 Water Street
Holliston, MA 01746
(508) 429-8506
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 26, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)
_________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 670711100	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Lucille Curry Michael Curry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) N/A (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 283,738 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 283,738 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,000 Michael Curry 271,738 Lucille Curry
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP NO. 670711100	Page 3 of 5 Pages

The following items have been amended to reflect a decrease in beneficial ownership which resulted from the December 26, 2008 sale of $100,000 of the convertible note described more fully in Item 3(iii) below.

Item 3.  Source and Amount of Funds or Other Consideration.

In August 1996, the Issuer and certain shareholders of D.A.W. (David Dumouchel, Mark Dumouchel, Gunter, Donato Mazzola, Lucille Curry (collectively, the "Minority Shareholders")) and Michael Curry entered into an agreement (the "1996 Agreement") providing in relevant part for the Issuer's purchase of the Minority Shareholders' and Michael Curry’s interest D.A.W. and F.M.T. Franchise Co., Inc. (“F.M.T.” and together with D.A.W., the “Subsidiaries”) to be completed in August 2006, if such purchase was so requested by the Minority Shareholders. The Issuer owned 80% of the outstanding shares of the Subsidiaries, while the Minority Shareholders and Michael Curry owned, in the aggregate, the remaining 20%. In August 2006, at the Issuer's request, the Issuer, Michael Curry and the Minority Shareholders entered into an agreement (the "2006 Agreement") which in relevant part extended until as late as July 2007, the Issuer's obligations to complete the purchase of the interest in the Subsidiaries with payment of $4 million in immediately available funds. The Issuer was unable to satisfy its purchase obligations under the 2006 Agreement.  On  December 20, 2007, the Issuer entered into a new agreement with D.A.W., Michael Curry and the Minority Shareholders (the "2007 Agreement") in order to allow for a series of transactions, which, when completed and realized upon over time will together with other related transactions (by and between the Issuer and Samuel Nyer and certain of his family members (the “Nyer Family”), satisfy the Issuer's obligations under the 2006 Agreement and the 1996 Agreement.

The transactions called for by the 2007 Agreement and certain related transactions (together, the "Equity Transactions") were closed on February 4, 2008.

Lucille Curry transferred to the Issuer 50 shares of D.A.W. common stock held by him, in consideration for the following securities of the Issuer:

(i)
400 shares Series 2 Class B Preferred Stock (the “Series 2 Stock”), a newly-created series of convertible Class B preferred stock of the Issuer, which shares are initially convertible into 43,478 shares of Common Stock, based upon an initial conversion price of $1.84 (which is subject to adjustment), and which have 2,000 votes per share of Series 2 Stock (for an aggregate of 800,000 votes) and which vote along with the Common Stock holders on all matters put to a vote of the stockholders of the Issuer;

(ii)	a promissory note in the aggregate principal amount of $350,000 (the “Purchase Note”) was issued to all of the Minority Shareholders as a group; and

(iii)
a convertible promissory note in the aggregate principal amount of $300,000 (the “Convertible Note”), which is convertible into an aggregate of approximately 163,043 shares of Common Stock, based upon an initial conversion price of $1.84 (which is subject to adjustment).

SCHEDULE 13D

CUSIP NO. 670711100	Page 4 of 5 Pages

(iv)	On December 26, 2008, Lucille Curry sold $100,000 of the Convertible Note for its face amount, retaining ownership of the remaining $200,000.

Item 5.  Interest in Securities of the Issuer.

(a) and (b).  The Curry’s are married to one another and thus beneficially own (with the shared power to vote and shared power to dispose of) (i) 119,565 shares of Common Stock (ii) 12,000 shares of Common Stock underlying the Options which are not yet vested, (iv) 108,695 shares of Common Stock underlying the Convertible Note and (iv) 43,478 shares of Common Stock underlying the Series 2 Stock (which carry the right, until converted, to vote an aggregate of 800,000 votes); for an aggregate of 283,738 shares of Common Stock representing 8.1% of the Issuer’s outstanding Common Stock.

Except as set forth in this Item 5, the Curry’s do not own beneficially any shares of the Issuer.

(c) Other than the sale of $100,000 of the Convertible Note referred to above, to the knowledge of the Curry’s, no transactions in the class of securities reported have been effected during the past 60 days by any person.

(d) To the knowledge of the Curry’s, no other person besides them has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer reported herein.

(e) Inapplicable.

SCHEDULE 13D

CUSIP NO. 670711100	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 26, 2008	LUCILLE CURRY

By: /s/ Lucille Curry
Lucille Curry

December 26, 2008	MICHAEL CURRY

By: /s/ Michael Curry
Michael Curry